Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: August 8, 2007

Following is a transcript of the second quarter 2007 Washington Group International earnings conference call held at 1:00 p.m. EDT on August 7, 2007:

Operator

Good day, and welcome everyone to the Washington Group International second quarter 2007 results conference call. This conference call is being recorded.
At this time for opening remarks and introductions, I would like to turn the call over to Treasurer and Vice President of Investor Relations, Mr. Earl Ward. Please go ahead, sir.

Earl Ward - Washington Group International - Treasurer, VP of IR

Good day, everyone. Welcome to Washington Group International's 2007 second quarter conference call. Before we begin, I would like to remind everyone that any statements made on this conference call that are not historical fact, including statements that express an expectation or intention, are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Each forward-looking statement, including without limitation any financial guidance, speaks only as of the date on which it is made and Washington Group undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date in which it is made or to reflect occurrence of anticipated or unanticipated events or circumstances. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control, which may cause actual results to differ materially from such forward-looking statements. These risks and uncertainties include factors detailed in our SEC filings included in our Form 10-K for the fiscal year ended December 29, 2006, under the captions "Note Regarding Forward-Looking Information and Risk Factors" in our website under the heading Forward-Looking Statements. The format of our call today is for three speakers. Steve Hanks, our President and Chief Executive Officer, will provide an overview of our performance and our outlook. Steve Johnson, Senior Executive Vice President of Business Development, will talk about our new work and markets. And finally George Juetten, Executive Vice President and Chief Financial Officer, will give a more detailed review of the financial results. As noted in the news release, we're not holding a question and answer session with today's call in light of our pending merger transaction with URS and related SEC review of our preliminary proxy material to be used for the special meeting of shareholders that will be called to consider the merger transaction. For information on the proposed merger transaction, we suggest you review our preliminary proxy materials that were filed with the SEC in July. These materials are available on our website and at the SEC's website. Now I will turn the call over to Steve Hanks, our Chief Executive Officer.

Steve Hanks - Washington Group International - President & CEO

Thanks, Earl. Thank you all for participating in the call today. We appreciate your interest in the Company. Notwithstanding the write-down that we did on a fixed-price highway project we announced earlier in the quarter, we're very pleased with our progress in the quarter and frankly for the first half of 2007. Across all of our business units, we are experiencing robust markets, and frankly excellent performance by our people, and our results are keeping us on track for achieving our targets for the year. New work bookings in the quarter totaled $1.4 billion, and that represents the fourth consecutive quarter of bookings at or above $1.2 billion. Steve Johnson will provide more details about the new work and our markets later on in this call.

Backlog at the end of the quarter was a record $6.2 billion, 84% of which is cost reimbursable. As a reminder, our backlog figure excludes government contracts beyond two years and mining contracts beyond five years. As a result, our backlog doesn't recognize one of the significant developments in the second quarter. As we announced yesterday in a news release, there is an estimated $2.5 billion in additions to our long-term contracts at three U.S. chemical weapons demilitarization plants where we are destroying chemical agent and weapons. These contract modifications are targeted at maximizing agent and weapons destruction by April 2012 with our closure of facilities to follow thereafter. The additional $2.5 billion is not included in our backlog. So including that longer term work, our actual book of business or our work that we have under contract to complete now stands at a total of $12.2 billion, and 87% of that amount is work which is cost reimbursable in nature. Frankly, this reflects our success that we have enjoyed over the last five or six years of lowering the risk profile of the contracts that we undertake while at the same time growing the Company's book of business.

For the second quarter net income was $10.7 million or $0.35 per diluted share, despite a $15.5 million after-tax charge for a fixed price highway project in California and $6.7 million in merger related expenses that are not deductible. Outside of that highway charge, all of our business units are performing above expectations. As you will see in the news release, in last year's second quarter we benefited from both higher volume in Iraq reconstruction work and also a $38.5 million pre-tax performance incentive that we earned on our work at the United States Department of Energy projects where we achieved significant milestones. So for us, the 2007 second quarter was a success, outside of the $15.5 million highway charge.

I will spend a couple of minutes explaining how the highway charge came about. This is a fixed price highway construction project in Southern California, and it is approximately one year behind schedule. This is due in part to client directed changes, as we have mentioned in earlier calls. Washington Group is a 50% member of the joint venture performing the work. The client is a private developer of toll roads. Claims for schedule extensions were submitted to the client that we believed would eliminate or significantly reduce liabilities for liquidated damages attributable to the delay. However, in June 2007, the client began to assert liquidated damages and withhold payments. As a result of the client's action in June, we went ahead and estimated the potential liquidated damages that the client might assert in the future based on our current schedule, and we took a pre-tax charge of $25.5 million in the quarter or $15.5 million after tax. That figure reflects Washington Group's 50% share of the estimated liquidated damages on the project. The highway is scheduled to be available for use later this year. The estimated cost to complete the project is currently holding. We look forward to completing the project and we will be pursuing claim recoveries against this owner for some time to come in the future.

As we've noted before, we have not pursued a competitively bid, fixed price road project in over four years. Instead, we have focused on cost reimbursable and target-price negotiated contracts to provide us profitable growth opportunity with reduced earnings volatility. Our end markets in those areas of Infrastructure are so strong that there is plenty of opportunity for growth even with our conservative focus. Again, outside of that charge, Infrastructure and all of our business units performed well in the quarter, and as a result we are on track to meet our earnings guidance of $80 million to $90 million this year or $2.60 to $2.92 per diluted share, excluding merger related expenses. We also maintained our revenue, backlog, and new work guidance as noted in the news release, and George will comment more on the financials shortly.

I would like to spend just a couple of moments talking about the pending merger with URS Corporation. At the end of May, we announced a merger agreement that was unanimously approved by both companies' Boards of Directors. Under the terms of the agreement, Washington Group shareholders will receive $43.80 in cash and 0.772 shares of URS common stock for each share of Washington Group common stock. Our Board of Directors unanimously recommends that stockholders vote in favor of the merger agreement. As we previously announced, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired and we have filed a preliminary proxy with the SEC. Later this year we will mail definitive proxy materials to stockholders with a Washington Group special stockholders meeting to follow seeking approval of the merger agreement. We target the transaction to close in the fourth quarter of this year. Since the announcement of the proposed merger in May, we have reached out to all of our constituencies, including employees, customers, partners, investors, and other stakeholders, helping them understand the benefits of this combination. We are pleased, candidly, with their favorable response. We are particularly pleased with our employees' reactions. There is enthusiasm for what a combined company could bring in terms of long-term growth opportunities. Even more importantly, our employees have stayed focused on the Washington Group work at hand and have performed with excellence. Our strong quarter results and prospect pipeline is the result of our employees' efforts.

The prospects that would come with joining URS are exciting. As a combined company, we would have expanded capabilities and resources that should make us even better positioned to penetrate important high-growth sectors, including performing larger and more complex projects. Clients are increasingly looking for a single source provider for the full life cycle of services, including planning, engineering, construction, operations, maintenance and environmental management. For example, the increased scale and resources of the combined companies, including URS's significant design resources, would further support Washington Group International in pursuing new opportunities. The combined company would have a full spectrum of services and more than 54,000 employees around the world. Also, the Boards of both companies believe this combination is capable of creating more stockholder value than either company could on its own. For more information about the proposed merger, we encourage to you review the preliminary proxy statement. It is available on the internet via the SEC's website as well as at www.URS-WNG.com. Next I will turn the call over to Steve Johnson, who will share more about our markets and new work. Then George Juetten will provide more details on the financials, and I will come back at the end of the call to provide a quick summary. Now to Mr. Johnson.

Steve Johnson - Washington Group International - Sr. EVP Business Development

Thanks, Steve, and good day, everyone. Let's begin with the market outlook. As you have heard many times before, it is a great time in our industry. Industrial investment and government expenditures are as high as they have been at any time in our recent history. All indications show continued growth in all of our end markets. In energy alone, for example, petroleum industry leaders recently acknowledged that conventional sources will not be enough to meet the projected growth in demand over the next 25 years, and the world will need to develop all the supplementary energy sources it can -- from biofuels to nuclear power to oil sands. This demand is creating opportunities in our industry that we expect to last for some time. Moreover, we see the opportunity reflected in our current prospect pipeline. We talked about the depth and strength of this pipeline last quarter, and I can tell you the size and quality of our prospects continued to build. Our pipeline prospects represent nearly $7 billion in probable new work with a strong emphasis on power, industrial process, Energy & Environment, and mining sectors. Probable is our term for new work bookings value, as adjusted for two conditions. One, the ability or -- pardon me the probability that the project or program will result in an award and second, the probability that it will be awarded to Washington Group.

Let's talk about the client environment. As we mentioned the last time we held this call, the pressures of an ever-growing marketplace are straining the limits of skilled EPC resources. This supply/demand imbalance is beginning to change clients' approaches to risk sharing, resulting in more favorable contract and pricing terms in some markets. As our clients invest in new capital programs, more of their in-house talent shifts focus to ensuring the success of those investments -- which requires them to rely more and more on contractors for planning assistance, early design, and engineering, project support, and non-core functions such as facilities management, logistics and long-term operations and maintenance. We see this trend in outsourcing with our government clients as well, as their work force ages and retires. Therefore, that resource strain is creating more opportunities for the E&C community. The high level of investment by clients also increases their need for predictable outcomes. This makes client contractor partnerships more attractive to them. Many companies favor contractors that can provide support across a project life cycle -- one-stop shopping, if you will. All of this opens opportunity and favors long-term, more full-service relationships. These are favorable trends for Washington Group as we provide a comprehensive set of services to our customers today. These trends provide even greater opportunities for a combined URS and Washington Group as Washington Group's and URS's services, resources and customer relationships are complementary. The combined company would have more substantial resources to meet increasing client demand for a single firm that can provide full range of planning, engineering, and construction services required for larger, complex projects both domestically and internationally.

Now for a few specifics on Washington Group's new work in the second quarter. We had an excellent quarter as you've heard, including work for a Pinto Valley project customer, which is a restart of a copper mine in Arizona; for management and operations at the Lawrence Livermore national laboratory in California for the U.S. Department of Energy; another management and operations contract at the West Valley Demonstration project in New York, also for the DOE; a project for Houston Metro Guided Rapid Transit Corridors in Texas, Phase I services; an integrated facility management outsourcing initiative; five new oil and gas front end engineering and design contracts; and a cost reimbursable task order contract to provide construction services at the National Enrichment Facility in New Mexico. As you heard, those total bookings for the quarter totaled $1.4 billion. In addition to the backlog we built through these new bookings in the second quarter, we've had several nice awards and bookings over the last few weeks that I would like to preview for you. In our Infrastructure business unit, the city of Ontario in California selected us to provide professional services for infrastructure facilities in one of the largest in-fill real estate developments west of the Mississippi River. Under our cost reimbursable contract, we will deliver public works inspection and material testing of streets, water, sewer, storm drain and related facilities for the first phase of Ontario's new model colony, which is an 8,200-acre master plan development. In our Power business unit, we expect to book in the third quarter a $480 million procurement and construction services program for the installation of several air-quality control systems, including flue gas desulfurization, at a power plant in Maryland.

As I close out, I would like to add a few more quick numbers that fuel our optimism about the strength of the market we're in today. In Mining, the world energy outlook forecasts that 1,400 gigawatts of new coal fire generating plants will be required over the next quarter century. The U.S. coal production forecast is expected to grow at 1.5% or 15 million tons per year. The global coal market forecast growth is also expected to grow at the same 1.5% rate. In our Defense business unit, the Homeland Security Research Corporation estimates the overall 2008 spend in the United States for security at nearly $72 billion with growth to nearly $81 billion in 2010. Further, this same group estimates that the overall 2008 international security market would be at $102 billion with growth to $127 billion in 2010. In our Industrial/Process unit, the Canadian government has stated its objective to increase oil sands production to 2.2 million barrels per day by 2015. This will require construction of from eight to twelve world scale oil sands production facilities over the next ten years. And the oil and gas market continues to be strong as well, with an expected $2 trillion investment in oil and gas development over the next decade.

In Infrastructure, our transportation and water unit, there are more than 200 rail and transit projects proposed or planned in the United States, with the U.S. design and construction market size estimated at $16 billion for the year 2008. The current U.S. 2008 estimate for highway development, design and construction, including operations and maintenance, is $68 billion. The 2008 estimate for the global water market is $400 billion.

Clean air -- The U.S. clean air retrofit market is estimated at more than $15 billion over the next ten years.

Last but certainly not least, there is nuclear power environmental management -- nuclear power and environmental management, I should say. The estimated investment in nuclear power over the next ten to 15 years is $150 billion worldwide, $45 billion of which is estimated for the United States. United Kingdom is projected to spend more than $30 billion over the next ten years in nuclear reprocessing and nuclear cleanup, including decommissioning old reactors and cleaning up of radioactive waste. The Renaissance in nuclear energy is beginning to take off, and we at Washington Group are well positioned to serve this market growth throughout the full life cycle, from uranium mining to enrichment to nuclear power plants and on to environmental management at the back end of the cycle. The E&C sector in general will benefit from these current strong market conditions, and the move towards more favorable terms that client demands are continuing to go generate. Those that will benefit the most will be companies with several key attributes; we believe they will include well-qualified prepared talent, a broad-based set of service offerings, demonstrated performance for clients and strong peer-company relationships for partnering, broad geographic reach, and economies of scale. They will also be companies with the discipline to screen opportunities to fit their capabilities, the experience to appropriately price risk and the ability to grow with the needs of their clients. With that, I will turn the call over to George Juetten for our financial review. George?

George Juetten - Washington Group International - EVP & CFO

Thank you, Steve. I would like to give you a little bit more background on what we believe was generally a very good quarter for the company. Let me start by reminding everyone that the 10-Q is on file and contains significant substantial information on the results for the quarter and the year-to-date. To reinforce what Steve and Steve have said, on the new work front we booked almost $1.4 billion in new work during the quarter. More than 90% of that work is cost reimbursable. Last year for the same quarter, our bookings were $835 million. With four quarters at $1.2 billion or better, we're on track to reach our guidance range of $4.8 billion to $5.2 billion. That would compare with $4.2 billion a year ago. Steve Johnson mentioned the number of the projects that were booked during the quarter. I will also draw your attention to the 10-Q for more information on that subject.

With regard to our work in Iraq, there was virtually no new work booked during the quarter, and as you will hear during the rest of my comments, that work is winding down rapidly. Backlog at the end of the quarter of $6.2 billion is up about 10% from year end and 31% from the same quarter a year ago. Of the backlog, 84% is cost reimbursable. Steve Hanks mentioned we now have over $6 billion worth of work related to our government business and our mining business that is not in our official backlog, and the backlog for work in Iraq is now substantially less than $100 million.

Revenue for the quarter was $952 million. That compares to the first quarter of $838 million. We said at the end of the first quarter that revenue would begin to ramp up, and it did in the second quarter, led by both Power and Industrial/Process. Revenue in the first half is about $1.8 billion. We look to the second half to be between $1.9 billion and $2.3 billion with Power, Industrial/Process and Infrastructure leading the way. Revenue for Iraq in the quarter was only $46 million. That's down by about 50% from a year ago, and it will be even lower in the second half of the year.

Operating income in the quarter, $30.5 million compared to $48.7 million a year ago. A little color on the change. Last year in the quarter, we recognized $38.5 million related to performance-based incentives at the Savannah River site. That was the point in time where we really did reach the peak of our performance at that site. Then in this year, the charge on the highway project, $25.5 million, lower Iraq earnings, about $11 million. Going in the other direction, our contract mining business has picked up significantly both relating to new work and to the reformation of contracts that were giving us some difficulty in the prior year. And ongoing and new projects added $34 million in work compared to a year ago. So there are some big numbers moving around as you compare operating income from one year to the next, and again this is pretty well spelled out in the 10-Q.

With regard to the merger costs, we recorded $6.7 million of costs during the quarter relating to investment banker and legal fees that will be payable or are payable whether or not the deal closes. It's important to remind you that at least at this stage we do not believe any of those costs would be tax deductible, so the $6.7 million falls to the bottom line. Net income before those merger costs in the quarter, $17.3 million, $0.56 a share -- compared with $28.7 million or $0.94 a share a year ago.

Let me give you a little bit of background on the net income for the quarter. You may recall at the end of the first quarter when we updated our guidance. we said it would be in the $80 million to $90 million range, and we guided towards the higher end of that. At that time, we said two-thirds of the income would be generated in the second half of the year. That would have suggested a second quarter of about $17 million. Despite the highway charge of $25.5 million before tax, the second quarter came in at $17.3 million before the merger related expenses, or almost $33 million before that charge. To explain what transpired, a number of items happened earlier in the year than we had previously thought. We received change orders on an oil and gas project in the Middle East. We had a contract closeout gain on a DOE project that had been forecast for the last half of the year. The outages at MIBRAG in Germany were of a shorter duration than we originally planned, and a couple of power plant projects reached the point to where we begin to recognize earnings. These are target price jobs, and we generally don't recognize earnings until they reach about 20% complete. That combined with substantially higher earnings for Power in Defense in the quarter substantially offset that highway charge. We also now believe that Power and the rest of the business units will enjoy a very strong second half of the year, and when you put all of this together, that's why we're still guiding to the $80 million to $90 million range for earnings for the year.

Quick comment on the effective tax rate. I mentioned the merger related costs being nondeductible. The tax rate in the quarter was 51%. If you back out the merger related expenses, it is about 38%, which is consistent with the guidance we previously issued. Two comments on the individual business units -- for Energy & Environment, revenue was $175 million, down from $234 million a year ago, and operating income of $17.2 million was down from $47.3 million. The drivers there are really the performance-based incentive that we recognized last year. That had included revenue of $82 million. And our share of that which falls to operating income was about $38 million. We're doing well at all of the DOE projects at this point in time, and the proposal costs for the work that we're pursuing both with the DOE and in the UK continue to run at an extremely high level compared to history.

Another issue that the people on the phone should be aware of -- we're doing a lot of work at Hanford for the DOE, and we've been renegotiating that project with the prime contractor. We've done a lot of work, but we're still negotiating the fee. To date, we have not recognized fee until we get clarification on what the ultimate contract will look like. There is a potential for a significant catch-up once that is resolved.

In the Defense Business Unit, revenue $148 million versus $140 million a year ago, but operating income up at $16.7 million compared to $10.9 million last year. We continue to do exceptionally well at all of our Chem Demil sites, and the performance of our people there resulted in award fees for the six months ended March that were higher than what we experienced in the recent past.

Moving on to Power, revenue of $276 million compared to $205 million a year ago, and operating income up to $17.8 million compared to $11.2 a year ago. What we're beginning to see is the work that has been booked by the Power business unit over the last few years is beginning to convert to revenue and earnings. To make sure you understand the development of earnings during the quarter, the Iraq work was down, revenue was down about $27 million, operating income down $7 million related to Iraq. That means that the rest of the new work generated incremental revenue of about $100 million and earnings of $14 million that led to that significant increase in the Power Business Unit’s earnings for the quarter.

In mining, revenue of $58 million compared to $35 million, and operating income of $7.8 million versus an operating loss last year of $2.4 million. Recent new awards in Jamaica and Bolivia are contributing both to the increased revenue and the increased operating income. Our contract mining work was up almost $10 million year-on-year. The operations in MIBRAG were flat. Both periods experienced outages. As we look to the second half of the year, MIBRAG is not forecasting any outages and should have a very strong second half of 2007.

In Industrial/Process, again revenue was beginning to ramp up based on the new work that has been awarded over the past couple of years, $171 million in the quarter versus $125 million a year ago, and operating income is picking up, $6 million versus $1.8 million last year. The primary driver for that -- our cement plant in Missouri, it is a large project, and it is ramping up very quickly. And we finished a chemical plant down in the Gulf Coast on time and on budget, and we're rewarded for that with an incentive fee, and facilities management work is picking up. Proposal costs continue to be significant in this business unit, but as Steve Johnson mentioned, the opportunities are very numerous.

Infrastructure revenue was down to $124 million from $152 million, and operating income or the operating loss was $17.2 million compared to operating income of $2.1 million last year. The revenue is down because of the accounting treatment afforded the liquidated damages adjustment that's been discussed. In this particular case, rather than increasing costs, the accounting dictated that we reduce revenue. So the $25.5 million charge landed on the revenue line. When we look at the results for the business unit for the quarter, the highway project was $25.5 million charge, lower earnings in Iraq, about $3.3 million. We did settle one of the claims on one of these old highway projects for $5.4 million, and the rest of the business improved -- the rest of the business earnings were higher by about $4 million compared to a year ago.

Lastly, a couple of comments on cash flow. We used about $51 million of cash for the quarter, $30 million of that related to build-up in working capital as the revenue line increases. We had to fund the highway projects that used about $10 million of cash, and we purchased a significant amount of mining equipment, some $57 million net in the second quarter, bringing the year-to-date acquisition of mining equipment to almost $90 million. This is good news -- over the past couple of years we've booked three large new contract mining projects. They all require equipment -- in the first half of this year we had to move quickly to acquire that equipment. What we will do in the second half of the year is convert some of that equipment to operating leases which will throw off some cash. As you may recall, because of the significant additions in the mining equipment fleet, we had to get our lenders to waive compliance with certain loan covenants. We did get that -- the required waivers and in fact as we talked to our bankers, the reason for requesting the waivers, they like that as the business is growing. So that's some color on the numbers, and now let me turn it back to Steve Hanks.

Steve Hanks - Washington Group International - President & CEO

Thank you, George. Just one clarification on something that George talked about. We actually have two projects at Hanford, and the one that George is referring to is a very large waste treatment plant we're building for the Department of Energy. It has gone through a seismic retrofit, among other things, which has substantially increased the cost of the plant. And while that negotiation with the Department of Energy is under way, we are not taking up earnings in the way that we normally would. And that is why George indicated that there may be a catch-up in the later period.

We are really pleased with our performance for the first half of this year, notwithstanding the charge in Infrastructure, and we are on track for another solid year in 2007. We're performing well, and our markets across all of our business units are very strong. Longer term opportunities for us include, as Steve indicated, the resurgence in nuclear power. We have the capabilities and resources to serve the full nuclear life cycle from mining and fuel enrichment to power plants to waste management and cleanup. With approximately 7,500 nuclear professionals within our company, our technical alliances with GE and Mitsubishi Heavy Industries, and our excellent track record in serving this market, we believe we are very well positioned to play a substantial role in this growing market. We are involved in multiple competitions for major environmental management and operations opportunities in the United States and in the United Kingdom. Our track record on these programs is outstanding. Also, we continue to make in-roads in the oil and gas arena, including front end engineering and design work. We are not typically referred to as an oil and gas contractor, but I would tell you that this market is so strong that we are going to develop a substantial oil and gas business in this market, and it is something that I think will serve our company and our shareholders very well in the future.

This is a great time to be in the engineering and construction businesses. We're excited about our combination with URS, and the growth prospects that that represents. As a combined company, we believe we can leverage an even broader range of capabilities, resources, and relationships to the benefit of all of our constituents. We encourage to you review the proxy materials as I indicated earlier. I will say once again -- a preliminary proxy statement is available on the Internet at www.URS-WNG.com as well as at the SEC's website. We very much appreciate your continued interest in Washington Group. We apologize that we're not able to have a question and answer period today, but we hope that we've anticipated many of your questions and have answered them in our prepared remarks. And we thank you for your continued interest in the Company, and appreciate you being involved in our phone call today. Thank you all very much, and, operator, that will be the end of our presentation.

Operator

That does conclude today's conference call. Thank you for your participation. You may now disconnect.

Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group filed with the Securities and Exchange Commission (the “SEC”) a preliminary joint proxy statement on July 17, 2007, as amended on July 19, 2007, and will be filing other documents with the SEC, including the filing by URS of a registration statement on Form S-4, and the filing by URS and Washington Group of a related definitive joint proxy statement/prospectus. Investors and security holders are urged to read the preliminary joint proxy statement and, when they become available, the registration statement on Form S-4 and the related definitive joint proxy statement/prospectus because the preliminary joint proxy statement contains, and the registration statement on Form S-4 and the related definitive joint proxy statement/prospectus will contain, important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636.  In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.